EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net Income	$1.7	$1.6	$17.0	$15.3
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,922	13,848	13,909	13,835
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	3	3	3
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,925	13,851	13,912	13,838
Earnings Per Share – Basic and Diluted	$0.12	$0.11	$1.22	$1.10